SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

International Coal Group, Inc.

(Name of Company)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

45928H106

(CUSIP Number)

WL Ross Group, L.P. 1166 Avenue of the Americas New York, New York 10036 Attention: Michael J. Gibbons Telephone Number: (212) 826-1100 Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert A. Profusek Jones Day 222 East 41st Street New York, New York 10017 Telephone: (212) 326-3939
May 2, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,859,927 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,859,927 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,927 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund L.P. (“WLR Fund I”). Wilbur L. Ross, Jr. (“Mr. Ross”) is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 3 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,634,294 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,634,294 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,294 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (“WLR Fund II”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 4 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,744,502 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,744,502 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,502 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON PN

(1)	The shares are held directly by WLR Recovery Fund III, L.P. (“WLR Fund III”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 5 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,859,927 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,859,927 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,927 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund I. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund I.

Page 6 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates II LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,634,294 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	7,634,294 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,634,294 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund II. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund II.

Page 7 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,744,502 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,744,502 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,502 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON IA

(1)	The shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by WLR Fund III.

Page 8 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,268,723 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,268,723 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,268,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON IA

(1)	2,859,927 of the shares are held directly by WLR Fund I, 7,634,294 of the shares are held directly by WLR Fund II and 1,774,502 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 9 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,268,723 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,268,723 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,268,723 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON IA

(1)	2,859,927 of the shares are held directly by WLR Fund I, 7,634,294 of the shares are held directly by WLR Fund II and 1,774,502 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds.

Page 10 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 12,268,723 (1)
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 12,268,723 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,268,823 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON IN

(1)	2,859,927 of the shares are held directly by WLR Fund I, 7,634,294 of the shares are held directly by WLR Fund II and 1,774,502 of the shares are held directly by WLR Fund III. Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of each of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Similarly, WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to share voting and dispositive power over the shares held directly by the Funds. Mr. Ross directly acquired 100 shares in the open market at $12.95 per share on November 21, 2005 in the first transaction in shares on The New York Stock Exchange.

Page 11 of 14 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D initially filed on November 23, 2005 and amended June 15, 2006, May 4, 2009, March 11, 2010 and December 17, 2010 (as so amended the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of International Coal Group, Inc., a Delaware corporation (the “Company”), acquired by Wilbur L Ross, Jr. (“Mr. Ross”) and the entities affiliated with him listed in Item 2 of this Statement in connection with the Company’s reorganization in 2005 and previously announced transactions completed in 2006.

This Schedule 13D/A amends and supplements the Statement as follows:

Item 4.	Purpose of Transaction.

The following information hereby is added to the existing disclosure:

“On May 2, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Arch Coal, Inc., a Delaware corporation (“Arch”), and Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Arch (“Merger Sub”), pursuant to which, among other things, (a) Merger Sub will commence a tender offer to purchase all of the outstanding shares of the Company’s common stock (such offer as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”), and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement.

Agreement to Tender

In connection with the Merger Agreement, WLR Recovery Fund, L.P., WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (the “Company Stockholders”) entered into a Tender and Voting Agreement with Arch and Merger Sub, dated as of May 2, 2011 (the “Tender and Voting Agreement”). Pursuant to the Tender and Voting Agreement, each Company Stockholder agreed to tender into, and not withdraw from, the Offer all of their shares of common stock of the Company (the “Shares”).

Agreement to Vote; Irrevocable Proxy

In addition, each of the Company Stockholders agreed to vote all of the Shares (a) in favor of adoption of the Merger Agreement and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Company Takeover Proposal (as defined in the Merger Agreement); (ii) any change in the present capitalization of the Company or any amendment of the Company’s certificate of incorporation or by-laws; and (iii) any other action, transaction or proposal that would result in any of the conditions relating to the Merger or the Offer not being fulfilled or satisfied. Each of the Company Stockholders also agreed to grant to specified officers of Arch (or their successors) an irrevocable proxy regarding the foregoing matters.

Restriction on Transfer; Proxies; Non-Interference

Additionally, each of the Company Stockholders agreed not to, among other things, sell, transfer, or otherwise dispose of (each, a “Transfer”), or enter into any contract, option, or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any of the Shares owned by the Company Stockholders.

No Solicitation

The Company Stockholders have agreed to comply with the non-solicitation obligations as described in the Merger Agreement pursuant to which, among other things, the Company Stockholders will not solicit, initiate or knowingly encourage, or knowingly take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal.

Page 12 of 14 Pages

Termination

The Tender and Voting Agreement automatically terminates upon the earlier to occur of (i) announcement by the Company or Arch that it has terminated the Merger Agreement, (ii) the Company providing a Notice of Adverse Recommendation (as defined in the Merger Agreement) whether with respect to a Superior Proposal or an Intervening Event (each as defined in the Merger Agreement) and three days having lapsed after such notice is given and not withdrawn, (iii) the termination or expiration of the Offer, without the Shares being accepted for payment and (iv) the Effective Time (as defined in the Merger Agreement).

The Tender and Voting Agreement may be terminated as to a Company Stockholder by such Company Stockholder if the date on which the Merger Sub accepts payment for Shares pursuant to the Offer has not occurred on or before August 2, 2011 (the “Outside Date”), provided, however, that (A) the right to terminate the Tender and Voting Agreement is not available to any Company Stockholder whose breach principally causes the failure of the Offer to be consummated by such time and (B) if on the Outside Date, the HSR Condition (as defined in the Merger Agreement) has not been fulfilled, then the Outside Date will be extended to November 2, 2011.

References to, and descriptions of, the Tender and Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Tender and Voting Agreement included as Exhibit 4 hereof, and incorporated in this Item 4 in its entirety where such references and descriptions appear.”

References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2011, and incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Company.

The following information hereby is added to the existing disclosure:

“The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power (in each case, subject to the applicable voting and dispositive power restrictions pursuant to the Tender and Voting Agreement) is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following information hereby is added to the existing disclosure:

“On May 2, 2011, the Company Shareholders entered into the Tender and Voting Agreement in connection with the execution of the Merger Agreement. The terms of the Tender and Voting Agreement and the Merger Agreement set forth in Item 4 above are incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows:

Exhibit 1	Agreement as to Joint Filing of Schedule 13D.*

Exhibit 2	Disclaimer of Beneficial Ownership.*

Exhibit 3	Power of Attorney.*

Exhibit 4	Tender and Voting Agreement, dated as of May 2, 2011, by and among WLR Recovery Fund, L.P., WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., Arch Coal, Inc. and Atlas Acquisition Corp.

*	Previously filed with Amendment No. 2 to Schedule 13D filed on May 4, 2009.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2011

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES II LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

Page 14 of 14 Pages

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.